FORM C DISCLOSURES - QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: SharkStopper, Inc.

ELIGIBILITY

2. ☒   Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format)
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years   immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒   No

   If Yes, Explain:

DIRECTORS OF THE COMPANY

4.   Provide information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

SEE APPENDIX A: "DIRECTORS & OFFICERS" ATTACHED for information related to each director of the issuer.

OFFICERS OF THE COMPANY

5.   Provide information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

SEE APPENDIX A: "DIRECTORS & OFFICERS" ATTACHED for information related to each officer of the issuer

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Brian Wynne	4,384,500 shares common stock	87.69%
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

SharkStopper, Inc. is a Delaware C corporation that researches, designs, tests, manufactures and sells acoustical shark repellent products.

SEE APPENDIX B: "BUSINESS PLAN" ATTACHED for a description of the company business and business plan.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

   (1) Funding necessary to sustain operations until breakeven: we may not succeed in raising the level of funding necessary to sustain operations until sales of our products provide sufficient cash inflows to sustain operations. As a result our operations could cease and whatever funds were raised could be lost.

   (2) Consumer acceptance of products: our products may not be accepted by consumers at a level sufficient to sustain operations and as a result operations could cease and any investment in our business could be lost.

   (3) Departure of one or more key employees: a key employee could abandon the Company without warning, leaving inadequate time to find a suitable replacement which could jeopardize any number of key processes depending on which key employee left.

   (4) Effectiveness of marketing efforts: our marketing efforts could be ineffective and as a result revenues may be too low to support operations which would cause operations to cease. We could select the wrong media vehicles or messages and consequently not reach a large enough market, or we could not manage our marketing efforts cost-effectively resulting in customer acquisition costs that exceed profits from those new customers added.

   (5) Ability to protect intellectual property: we could lose our trade secrets and ingenious design especially in countries that do not honor standard intellectual

property rights. As such we could lose any competitive advantage and a competitor could offer our solution which could threaten operations and the overall financial condition of the Company.

(6) Product liability claims: our product could fail and customers could be attacked which could result in legal actions against the Company, damage to its reputation, and negative press. Any of these factors could threaten operations and the overall financial condition of the Company thus any investment in our business could be lost.

(7) Disruption of production: we have selected a third-party logistics provider which is in a growth phase now, but if they encounter a catastrophic event and cannot recover, our supply chain will be disrupted which in turn would interrupt sales. Depending on how quickly we can contract with suitable service providers to replace our supply chain, operations could suffer as a result of the interruption which in turn could damage the reputation of the Company and product. If the interruption is severe enough the Company may never fully recover thus threatening the Company's financial stability. Being dependent on a third party also subjects us to the impact of any negative events suffered by that third party including but not limited to labor disputes, equipment failures, internal inefficiencies and regulatory compliance issues.

(8) National and global economy: a downturn in the economy such as a recession could reduce the demand for our products, minimize our margins, reduce our revenues, increase our expenses, or create a combination of one or more of these negative outcomes.

(9) Litigation from our competition: while we are not aware of any competition offering a product anything like ours, one could exist we are not aware of. Competition may bring an action against us as a result of our marketing especially if we engage in head-to-head marketing. Defending against such claims could be costly, our defense could be unsuccessful, and management of the Company could be forced to divert their attention from core responsibilities. Any combination of these factors could threaten operations and the financial stability of the Company

(10) E-commerce, social media and online presence: our e-commerce and online efforts could be hacked which could in turn threaten sales, our reputation, and ultimately the overall financial condition of the Company

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9.　　What is the purpose of this offering?

This purpose of this offering is to provide funding sufficient for the Company to begin and maintain operations until breakeven.

10.　　How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$50,000	$100,000
Less: Offering Expenses		
(A) FlashFunders Success Fee (4%)	$2,000	$4,000
(B) FlashFunders Transactional Fee (2%)	$1,000	$2,000
(C) Marketing Fee (4%)	$2,000	$4,000
Net Proceeds	$45,000	$90,000
Use of Net Proceeds		
(A) Sales & Marketing	$10,000	$10,000
(B) Manufacturing & Development	$22,000	$54,000
(C) General & Administrative	$13,000	$26,000
Total Use of Net Proceeds	$45,000	$90,000

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11. How will the issuer complete the transaction and deliver securities to the investors?

The transaction between the issuer and the investor will be completed through the FlashFunders, Inc. online platform, located at www.flashfunders.com. FlashFunders Securities, LLC will serve as the intermediary.

The Flash CF Preferred Stock (the "Flash CF") will be issued as uncertificated securities and will be held in book-entry format. Accordingly, no stock certificates representing the Flash CF will be issued and such stock certificates will not be available for physical delivery. Flash CF records will be centralized and recorded electronically in a system managed by the issuer's transfer agent.

12. How can an investor cancel an investment commitment?

Investors can voluntarily cancel an investment commitment any time up to the cancellation deadline, which occurs at 5:00 p.m. Los Angeles time, 48 hours prior to the Offering Deadline (which is at 5:00 p.m. Los Angeles time on the date listed in the Form C).

Cancellation instructions can be found in the FlashFunders investor dashboard. Investors may cancel their investment commitment by sending an email to cancel@flashfunders.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by FlashFunders with further information.
If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts and early closing, investors shall receive notice of such early closing as well as the new closing date ("Early Closing Date"). Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date.

Material Changes

If there is a material change to the terms of the Offering or to the information provided by the issuer in connection therewith, FlashFunders will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and FlashFunders will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and FlashFunders will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to

the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

SEE APPENDIX C: "INVESTMENT DOCUMENTS" ATTACHED

14.   Do the securities offered have voting rights?   ☐ Yes   ☒ No

15.   Are there any limitations on any voting or other rights identified above?   ☒ Yes   ☐ No

If Yes, Explain:

To view a complete copy of the Flash CF Preferred investment documents, please see APPENDIX C: "INVESTMENT DOCUMENTS" attached. Included below is summary of limitations on voting and other rights.

Investors' Rights Agreement

Voting Rights

Except as otherwise expressly provided in the Company's Amended and Restated Certificate of Incorporation or as required under the General Corporation Law of the State of Delaware, the Flash CF Preferred shall have no voting rights.

Right of First Refusal

In connection with any Investor's proposed transfer of any of Investor's Flash CF Preferred or Conversion Shares (subject to limited exceptions), such Investor must notify the Company and the Company will have a right of first refusal to purchase any or all of the shares on the same terms and conditions as the proposed transfer. The Company's right of first refusal will be assignable at the discretion of the Company's Board of Directors.

Restricted Securities

The Flash CF Preferred and any Conversion Shares will be "restricted securities" for purposes of federal and state securities laws, and (in addition the restrictions set forth above and in the definitive documents) may only be transferred pursuant to an effective registration or valid exemption from registration. In addition to the restrictions on Regulation Crowdfunding included below, no Investor may transfer all or any portion of the Flash CF Preferred or any Conversion Shares for one year after the date that such Investor purchased such shares of Flash CF Preferred unless such shares are transferred: (a) without consideration to certain of such Investor's family members, to a trust controlled by such Investor or to a trust created for the benefit of such Investor or certain of such Investor's family members; (b) to persons or entities that are confirmed by FlashFunders as "accredited investors" (as defined in Rule 501 promulgated under the Securities Act); (c) to the Company; or (d) as part of an offering registered with the Securities and Exchange Commission.

Drag-Along Rights

Each Investor will agree to vote such Investor's shares of Flash CF Preferred and Common Stock issued upon conversion of the Flash CF Preferred ("Conversion Shares") in favor of any of the following transactions which is approved by the Company's Board of Directors and the holders of a majority of the outstanding voting shares of the Company (voting on as-converted basis):

(a) a Deemed Liquidation which either (i) results in gross proceeds to the holders of Preferred Stock equal to at least 3 times the Purchase Price or (ii) is approved by holders of a majority of Preferred Stock (voting together as a single class on an as-converted basis), so long as in either case the liability of such Investor in such transaction is several (and not joint), is limited to the proceeds received by the such Investor, and does not exceed such Investor's pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Restated Certificate; or

(b) any bona fide equity financing transaction in which the effective price per share is at least 3 times the Purchase Price.

Amended & Restated Certificate of Incorporation

Conversion into Common Stock

Flash CF Preferred shall have no optional conversion rights at the election of the holder into fully paid, non-assessable shares of Common Stock.

Flash CF Preferred shall only convert into Common Stock through Automatic Conversion as prescribed in the Amended & Restated Certificate of incorporation, upon (a) the closing of a firmly underwritten public offering of Common Stock or (b) the election or consent of the holders of a majority of the then outstanding shares of the Preferred Stock (voting together as a single class on an as-converted basis). The conversion rate will initially be 1:1, subject to customary adjustments.

16. How may the terms of the securities being offered be modified?

To view a complete copy of the Flash CF Preferred investment documents, please see APPENDIX C: "INVESTMENT DOCUMENTS" attached. Included below is summary of limitations on voting and other rights.

Investors' Rights Agreement

Except as expressly provided within the Investors' Rights Agreement ("IRA"), neither the IRA nor any term may be amended, waived, discharged or terminated other than by a written instrument referencing the IRA and signed by (i) the Company, (ii) the FlashSeed Investors (if any) holding a majority of the Common Stock issued or issuable upon conversion of the shares of FlashSeed Preferred issued pursuant to the Purchase Agreements, and (iii) the Flash CF Investors (if any) holding a majority of the Common Stock issued or issuable upon conversion of the shares of Flash CF Preferred issued pursuant to the Purchase Agreements. Any such amendment, waiver, discharge or termination effected in accordance with the IRA shall be binding upon each Investor and each future holder of all such securities of Investor. Each Investor acknowledges that by the operation of Section 6(a) of the IRA, the Majority Holders will have the right and power to diminish or eliminate all rights of such Investor under this Agreement.

Irrevocable Proxy and Power of Attorney

Each Investor hereby constitutes and appoints as the proxy of such Investor and hereby grants a power of attorney to the President of the Company with full power of substitution, with respect to the matters set forth in the IRA, and authorizes the President of the Company to represent and vote, if and only if such Investor (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the IRA, all of such Investor's Holder Shares in favor of the matters set forth herein, or to take any action necessary to effect the matters set forth in the IRA. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Investors in connection with the transactions contemplated by the IRA and, as such, each is coupled with an interest and shall be irrevocable unless and until the IRA terminates. Each Investor revokes any and all previous proxies or powers of attorney with respect to the Holder Shares and shall not hereafter, unless and until the IRA terminates, purport to grant any other proxy or power of attorney with respect to any of the Holder Shares, deposit any of the Holder Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Holder Shares, in each case, with respect to any of the matters set forth herein.

Flash CF Preferred Stock Purchase Agreement

The Flash CF Preferred Stock Purchase Agreements may only be amended or modified, and obligations of the Company and rights of Investors under the Flash CF Preferred Stock Purchase Agreement may be waived or terminated, only with written consent of both parties.

Amended & Restated Certificate of Incorporation

Except as otherwise expressly provided in the Company's Amended and Restated Certificate of Incorporation or as required under the General Corporation Law of the State of Delaware, Flash CF Preferred holders shall vote together with FlashSeed Preferred and Common Stock holders and not as a separate class.

Except as otherwise expressly provided in the Company's Amended and Restated Certificate of Incorporation or as required under the General Corporation Law of the State of Delaware, the Flash CF Preferred shall have no voting rights.

Except as otherwise required by law, Common Stock holders shall not be entitled to vote on any amendment to the Company's Amended and Restated Certificate of Incorporation that relates solely to the terms of the outstanding Flash CF Preferred Stock if the holders of Flash CF Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Amended and Restated Certificate of Incorporation or as required under the General Corporation Law of the State of Delaware

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are   transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange   Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights (Yes / No)	Other Material Rights (Yes / No)	If Yes to Other, Please Specify
Preferred Stock (list in order of preference)					
Common Stock	10,000,000	5,000,000	Yes	No	
Debt Securities					
Other					

Class of Security	Securities Reserved for Issuance upon Conversion
Warrants	
Options	1,000,000
Other Rights	

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

SharkStopper's board is authorized to issue other classes of preferred stock and determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to the common stock. Any issuance of preferred stock could have the effect of delaying or preventing a change in control, and diluting any outstanding ownership that does not have anti-dilution protection. The Company has reserved one million shares of its common stock for an incentive plan to be established in the near future. The vesting of stock options granted will dilute existing ownership in the Company.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

If Yes, Explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   The principal shareholder is the CEO who could recommend to the board options to be granted from the option pool. The vesting of these options will dilute all shareholders. The CEO could recommend cliff vesting upon a qualifying even such as an exit. Such vesting will dilute all shareholders.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   The price of securities offered by the issuer have been arbitrarily determined and is not the result of arm's-length negotiations. It bears no relationship to any established criteria of value such as book value, earnings per share, past earnings or current market value of the issuer.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

   A majority of holders of the combined FlashSeed and Flash CF Preferred Stock shall have the right and power to diminish or eliminate all rights of such investors under the Investors Rights Agreement.

   For further details, please see the attached investment documents

23. What are the risks to purchasers associated with corporate actions including:
    - additional issuances of securities,
    - issuer repurchases of securities,
    - a sale of the issuer or of assets of the issuer or
    - transactions with related parties?

    See Risk Factors above

24. Describe the material terms of any indebtedness of the issuer:

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
NONE	$	%		
	$	%		
	$	%		

25. What other exempt offerings has the issuer conducted within the past three years? N/A

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
NONE			$	
			$	
			$	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

☐ Yes ☒ No

If Yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			$
			$
			$
			$

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☒ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company is a development stage company and during the years ended December 31, 2014 and 2015, and the period from inception in 2007 to December 31, 2015 there have been no sales and limited operations. The Company is currently seeking funding in order to finance its business strategy, operations and growth through the issuance of equity, debt, or a combination of the two. The failure to obtain this funding would be detrimental to the Company. The Company has never had revenue and is reporting a growing accumulated deficit. These circumstances raise substantial doubt about the Company's ability to continue as a going concern..

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:

(a) $100,000 or less:	The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any):
	
	    o Total income
	    o Taxable income; and
	    o Total tax;
	
	certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and
	
	Financial statements of the issuer and its predecessors, if any.
		Financial statements must be **certified** by the principal executive officer of the issuer as set forth below.
		
		If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.

(b) More than $100,000, but not more than $500,000:	Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

(c) More than $500,000	Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:
		
		    Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report.
		
		If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than $1,000,000:
		
		    Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.
		
		    If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual], certify that:

(1)   the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2)   the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]
[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:
    (i)   Rule 2-01 of Regulation S-X or
    (ii)   the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings

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30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No
If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No
If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
(B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
(C) engaging in savings association or credit union activities? ☐ Yes ☒ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No
If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
(iii) bars such person from being associated with any entity or from participating in the

offering of any penny stock? ☐ Yes ☒ No
If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   ☐ Yes ☒ No
   (ii) Section 5 of the Securities Act? ☐ Yes ☒ No
   If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

   ☐ Yes ☒ No
   If Yes to any of the above, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

   ☐ Yes ☒ No
   If Yes to any of the above, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

   ☐ Yes ☒ No
   If Yes to any of the above, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

      (1)   any other material information presented to investors; and

      (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include
  (a) a description of the material content of such information;
  (b) a description of the format in which such disclosure is presented; and
  (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

April 30th

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

www.sharkstopper.com/investor

The issuer must continue to comply with the ongoing reporting requirements until:

      (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

      (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

      (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

      (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

      (5)   the issuer liquidates or dissolves its business in accordance with state law.

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